

February 15, 2011

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 15 2011
WASH. D.C.
193
SECTION

Dear Sirs:

In accordance with your Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act, we enclose two (2) copies of the Periodic Report of the Inter-American Development Bank for the fiscal quarter ended December 31, 2010.

Very truly yours,

John S. Scott
Chief Counsel

Enclosures



File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION



100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2010
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2010, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
BRL	30,000,000	9.50	104.8850	5-Oct-2010	6-Jan-2014
BRL	377,000,000	7.20	99.97	19-Oct-2010	15-Oct-2014
USD	193,200,000	Zero Coupon Callable	25.870447	19-Oct-2010	19-Oct-2040
IDR	90,000,000,000	6.50	104.85	12-Nov-2010	4-June-2014
USD	158,900,000	Zero Coupon Callable	25.1394176	17-Nov-2010	17-Nov-2040
IDR	150,000,000,000	6.00	104.2875	29-Nov-2010	17-Sep-2013

ORDINARY CAPITAL
December 31, 2010
(UNAUDITED)

Annex B

Ordinary Capital
Balance Sheet - As of December 31, 2010
(Expressed in thousands of United States dollars)

Assets		
Cash		$242,409
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	8,341,576	
Time deposits and other obligations of banks	5,050,343	
Asset- and mortgage- backed and corporate securities	2,964,256	16,356,175
Loans outstanding (1)		
Total loans approved, less cancellations	174,417,233	
Less:		
Principal collected	(88,026,620)	
Writte offs	(129,080)	
Loans sold	(897,213)	
Undisbursed balance	(22,357,025)	
	63,007,295	
Allowance for loan losses	(145,198)	62,862,097
Accrued interest and other charges		
On investments	38,342	
On loans	479,534	
On swaps, net	346,803	864,679
Receivable from members		
Non-negotiable, non-interest bearing demand obligations	89,819	
Non-negotiable, non-interest bearing term obligations	236,479	
Amounts required to maintain value of currency holdings	51,891	378,189
Currency and interest rate swaps		
Investments	6,962	
Loans	37,554	
Borrowings	5,886,759	
Others	351	5,931,626
Other Assets		
Property, improvements and equipment, at cost	588,010	
Less accumulated depreciation & amortization	(264,353)	
	323,657	
Receivable for investment securities sold	48,399	
Postretirement benefit assets	162,896	
Miscellaneous	46,950	581,902
Total assets		$87,217,077

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2010
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 65,630,570	
Unamortized discount		(4,507,494)	
Bond fair value adjustments		1,799,992	
		62,923,068	
Short term borrowings, net		29,997	$ 62,953,065
Currency and interest rate swaps			
Investments		54,607	
Loans		692,583	
Borrowings		808,474	
Others		72,467	1,628,131
Amounts payable to maintain value of currency holdings			535,428
Other liabilities			
Payable for cash collateral received		12,650	
Due to IDB Grant Facility		72,000	
Accrued interest on borrowings		555,220	
Postretirement benefit liabilities		74,457	
Accounts payable and accrued expenses		426,553	1,140,880
Total liabilities			66,257,504
Equity			
Capital stock			
Subscribed - 8,702,335 shares		104,980,030	
Less callable portion		(100,640,548)	
Paid-in		4,339,482	
General reserve		13,104,707	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 923,312		
Accumulated SFAS 158 adjustments	(73,468)		
Accumulated SFAS 133 adjustments	40	849,884	20,959,573
Total liabilities and equity			$ 87,217,077

Ordinary Capital
Statement of Income and General Reserve
For the Period Ended December 31, 2010
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2010	2009	2010	2009
Income				
From loans				
- Interest	$ 146,613	$ 160,095	$ 1,764,257	$ 1,934,138
- Credit commissions	3,069	3,103	39,464	36,280
- Fees from non-sovereign-guaranteed and emergency lending	15,248	6,122	26,942	31,773
	164,930	169,320	1,830,663	2,002,191
From investments				
- Interest	10,616	21,263	177,960	303,489
- Net gains	61,300	35,200	445,600	527,600
	71,916	56,463	623,560	831,089
Other interest income	7,013	-	7,013	-
From other sources	(44)	(1,092)	20,600	14,840
Total income	243,815	224,691	2,481,836	2,848,120
Expenses				
Borrowing expenses	41,498	55,063	550,391	950,881
Administrative expenses	71,038	76,056	572,630	529,765
Special programs	14,660	31,374	82,791	93,965
Provision for loan and guarantee losses	(3,321)	(38,714)	24,325	(20,844)
Total expenses	123,875	123,779	1,230,137	1,553,767
Income before Net fair value adjustments on non-trading portfolios and Board of Govenors approved transfers	119,940	100,912	1,251,699	1,294,353
Net fair value adjustments on non-trading portfolios [1]	898,993	249,579	(850,312)	(500,164)
Board of Governors approved transfers	-	-	(72,000)	-
Net income	1,018,933	350,491	329,387	794,189
General reserve, beginning of period	12,085,774	12,424,829	12,775,320	11,981,131
General reserve, end of period	$ 13,104,707	$ 12,775,320	$ 13,104,707	$ 12,775,320

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2010
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2010	2009	2010	2009
Net income	$ 1,018,933	$ 350,491	$ 329,387	$ 794,189
Other comprehensive income (loss):				
Translation adjustments				
General reserve	(5,247)	(51,629)	(20,234)	(77,883)
Special reserve	-	(14,916)	(4,025)	5,495
Total translation adjustments	(5,247)	(66,545)	(24,259)	(72,388)
Recognition of changes in Postretirement benefit assets	(19,032)	505,825	(19,032)	505,825
Reclassification to income - cash flow hedges	(10)	25	(131)	1,926
Total other comprehensive income (loss)	(24,289)	439,305	(43,422)	435,363
Comprehensive income	$ 994,644	$ 789,796	$ 285,965	$ 1,229,552

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2010
(Expressed in thousands of United States dollars)

	2010	2009
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (10,341,330)	$ (11,424,194)
Loan collections (net of participations)	5,597,590	4,542,532
Net cash used in lending activities	(4,743,740)	(6,881,662)
Gross purchases of held to maturity investments	(4,408,629)	(4,232,837)
Gross proceeds from sale/maturities of held to maturity investments	7,373,080	4,253,895
Miscellaneous assets and liabilities	(63,077)	(29,319)
Net cash used in lending and investing activities	(1,842,366)	(6,889,923)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	11,726,054	16,180,966
Repayments	(9,997,894)	(6,086,609)
Short term borrowings, net	(1,879,349)	(1,181,160)
Cash collateral received	11,650	1,000
Collections of receivable from members	29,720	3,387
Net cash (used in) provided by financing activities	(109,819)	8,917,584
Cash flows from operating activities		
Gross purchases of trading investments	(31,864,948)	(33,542,374)
Gross proceeds from sale or maturity of trading investments	32,691,322	30,475,487
Loan income collections, after swaps	1,863,872	2,152,470
Interest and other costs of borrowings, after swaps	(373,038)	(1,008,929)
Income from investments	250,831	305,330
Other income	20,600	14,840
Administrative expenses	(573,630)	(446,062)
Special programs	(54,735)	(38,699)
Net cash provided by (used in) operating activities	1,960,274	(2,087,937)
Effect of exchange rate fluctuations on cash	(7,593)	1,212
Net increase (decrease) in cash	496	(59,064)
Cash, beginning of period	241,913	300,977
Cash, end of period	$ 242,409	$ 241,913
Reconciliation of Net Income to net cash provided by (used in) operating activities:		
Net income	$ 329,387	$ 794,189
Difference between amounts accrued and amounts paid or collected for:		
Loan income	33,208	150,279
Income from investments	(111,129)	(143,959)
Other interest income	(7,013)	-
Net unrealized (gain) loss on trading investments	(261,600)	(381,800)
Interest and other costs of borrowings, after swaps	177,354	(58,048)
Administrative expenses, including depreciation	(1,000)	83,703
Special programs	28,056	55,266
Net fair value adjustments on non-trading portfolios	850,312	500,164
Transfer to the IDB Grant Facility	72,000	-
Net decrease (increase) in trading investments	826,374	(3,066,887)
Provision for loan and guarantee losses	24,325	(20,844)
Net cash provided by (used in) operating activities	$ 1,960,274	$ (2,087,937)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (179,769)	$ 72,741
Held to maturity investments	(46,239)	209,879
Loans outstanding and related swaps	123,329	(41,004)
Borrowings and related swaps	(136,693)	(26,511)
Receivable from members - net	27,796	(202,647)
Transfer of investment securities from held-to-maturity to trading portfolio	754,000	-

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2010
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2010, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
BRL	30,000,000	9.50	104.8850	5-Oct-2010	6-Jan-2014
BRL	377,000,000	7.20	99.97	19-Oct-2010	15-Oct-2014
USD	193,200,000	Zero Coupon Callable	25.870447	19-Oct-2010	19-Oct-2040
IDR	90,000,000,000	6.50	104.85	12-Nov-2010	4-June-2014
USD	158,900,000	Zero Coupon Callable	25.1394176	17-Nov-2010	17-Nov-2040
IDR	150,000,000,000	6.00	104.2875	29-Nov-2010	17-Sep-2013

ORDINARY CAPITAL
December 31, 2010
(UNAUDITED)

Annex B

Ordinary Capital
Balance Sheet - As of December 31, 2010
(Expressed in thousands of United States dollars)

Assets		
Cash		$242,409
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	8,341,576	
Time deposits and other obligations of banks	5,050,343	
Asset- and mortgage- backed and corporate securities	2,964,256	16,356,175
Loans outstanding (1)		
Total loans approved, less cancellations	174,417,233	
Less:		
Principal collected	(88,026,620)	
Writte offs	(129,080)	
Loans sold	(897,213)	
Undisbursed balance	(22,357,025)	
	63,007,295	
Allowance for loan losses	(145,198)	62,862,097
Accrued interest and other charges		
On investments	38,342	
On loans	479,534	
On swaps, net	346,803	864,679
Receivable from members		
Non-negotiable, non-interest bearing demand obligations	89,819	
Non-negotiable, non-interest bearing term obligations	236,479	
Amounts required to maintain value of currency holdings	51,891	378,189
Currency and interest rate swaps		
Investments	6,962	
Loans	37,554	
Borrowings	5,886,759	
Others	351	5,931,626
Other Assets		
Property, improvements and equipment, at cost	588,010	
Less accumulated depreciation & amortization	(264,353)	
	323,657	
Receivable for investment securities sold	48,399	
Postretirement benefit assets	162,896	
Miscellaneous	46,950	581,902
Total assets		$87,217,077

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2010
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 65,630,570	
Unamortized discount		(4,507,494)	
Bond fair value adjustments		1,799,992	
		62,923,068	
Short term borrowings, net		29,997	$ 62,953,065
Currency and interest rate swaps			
Investments		54,607	
Loans		692,583	
Borrowings		808,474	
Others		72,467	1,628,131
Amounts payable to maintain value of currency holdings			535,428
Other liabilities			
Payable for cash collateral received		12,650	
Due to IDB Grant Facility		72,000	
Accrued interest on borrowings		555,220	
Postretirement benefit liabilities		74,457	
Accounts payable and accrued expenses		426,553	1,140,880
Total liabilities			66,257,504
Equity			
Capital stock			
Subscribed - 8,702,335 shares		104,980,030	
Less callable portion		(100,640,548)	
Paid-in		4,339,482	
General reserve		13,104,707	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 923,312		
Accumulated SFAS 158 adjustments	(73,468)		
Accumulated SFAS 133 adjustments	40	849,884	20,959,573
Total liabilities and equity			$ 87,217,077

Ordinary Capital
Statement of Income and General Reserve
For the Period Ended December 31, 2010
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2010	2009	2010	2009
Income				
From loans				
- Interest	$ 146,613	$ 160,095	$ 1,764,257	$ 1,934,138
- Credit commissions	3,069	3,103	39,464	36,280
- Fees from non-sovereign-guaranteed and emergency lending	15,248	6,122	26,942	31,773
	164,930	169,320	1,830,663	2,002,191
From investments				
- Interest	10,616	21,263	177,960	303,489
- Net gains	61,300	35,200	445,600	527,600
	71,916	56,463	623,560	831,089
Other interest income	7,013	-	7,013	-
From other sources	(44)	(1,092)	20,600	14,840
Total income	243,815	224,691	2,481,836	2,848,120
Expenses				
Borrowing expenses	41,498	55,063	550,391	950,881
Administrative expenses	71,038	76,056	572,630	529,765
Special programs	14,660	31,374	82,791	93,965
Provision for loan and guarantee losses	(3,321)	(38,714)	24,325	(20,844)
Total expenses	123,875	123,779	1,230,137	1,553,767
Income before Net fair value adjustments on non-trading portfolios and Board of Govenors approved transfers	119,940	100,912	1,251,699	1,294,353
Net fair value adjustments on non-trading portfolios [1]	898,993	249,579	(850,312)	(500,164)
Board of Governors approved transfers	-	-	(72,000)	-
Net income	1,018,933	350,491	329,387	794,189
General reserve, beginning of period	12,085,774	12,424,829	12,775,320	11,981,131
General reserve, end of period	$ 13,104,707	$ 12,775,320	$ 13,104,707	$ 12,775,320

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2010
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2010	2009	2010	2009
Net income	$ 1,018,933	$ 350,491	$ 329,387	$ 794,189
Other comprehensive income (loss):				
Translation adjustments				
General reserve	(5,247)	(51,629)	(20,234)	(77,883)
Special reserve	-	(14,916)	(4,025)	5,495
Total translation adjustments	(5,247)	(66,545)	(24,259)	(72,388)
Recognition of changes in Postretirement benefit assets	(19,032)	505,825	(19,032)	505,825
Reclassification to income - cash flow hedges	(10)	25	(131)	1,926
Total other comprehensive income (loss)	(24,289)	439,305	(43,422)	435,363
Comprehensive income	$ 994,644	$ 789,796	$ 285,965	$ 1,229,552

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2010
(Expressed in thousands of United States dollars)

	2010	2009
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (10,341,330)	$ (11,424,194)
Loan collections (net of participations)	5,597,590	4,542,532
Net cash used in lending activities	(4,743,740)	(6,881,662)
Gross purchases of held to maturity investments	(4,408,629)	(4,232,837)
Gross proceeds from sale/maturities of held to maturity investments	7,373,080	4,253,895
Miscellaneous assets and liabilities	(63,077)	(29,319)
Net cash used in lending and investing activities	(1,842,366)	(6,889,923)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	11,726,054	16,180,966
Repayments	(9,997,894)	(6,086,609)
Short term borrowings, net	(1,879,349)	(1,181,160)
Cash collateral received	11,650	1,000
Collections of receivable from members	29,720	3,387
Net cash (used in) provided by financing activities	(109,819)	8,917,584
Cash flows from operating activities		
Gross purchases of trading investments	(31,864,948)	(33,542,374)
Gross proceeds from sale or maturity of trading investments	32,691,322	30,475,487
Loan income collections, after swaps	1,863,872	2,152,470
Interest and other costs of borrowings, after swaps	(373,038)	(1,008,929)
Income from investments	250,831	305,330
Other income	20,600	14,840
Administrative expenses	(573,630)	(446,062)
Special programs	(54,735)	(38,699)
Net cash provided by (used in) operating activities	1,960,274	(2,087,937)
Effect of exchange rate fluctuations on cash	(7,593)	1,212
Net increase (decrease) in cash	496	(59,064)
Cash, beginning of period	241,913	300,977
Cash, end of period	$ 242,409	$ 241,913

	2010	2009
Reconciliation of Net income to net cash provided by (used in) operating activities:		
Net income	$ 329,387	$ 794,189
Difference between amounts accrued and amounts paid or collected for:		
Loan income	33,208	150,279
Income from investments	(111,129)	(143,959)
Other interest income	(7,013)	-
Net unrealized (gain) loss on trading investments	(261,600)	(381,800)
Interest and other costs of borrowings, after swaps	177,354	(58,048)
Administrative expenses, including depreciation	(1,000)	83,703
Special programs	28,056	55,266
Net fair value adjustments on non-trading portfolios	850,312	500,164
Transfer to the IDB Grant Facility	72,000	-
Net decrease (increase) in trading investments	826,374	(3,066,887)
Provision for loan and guarantee losses	24,325	(20,844)
Net cash provided by (used in) operating activities	$ 1,960,274	$ (2,087,937)

	2010	2009
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (179,769)	$ 72,741
Held to maturity investments	(46,239)	209,879
Loans outstanding and related swaps	123,329	(41,004)
Borrowings and related swaps	(136,693)	(26,511)
Receivable from members - net	27,796	(202,647)
Transfer of investment securities from held-to-maturity to trading portfolio	754,000	-